JOINT NEWS RELEASE

ALTIMA RESOURCES LTD. TSX-V Symbol: ARH Suite 303, 595 Howe Street Vancouver, BC V6C 2T5 Telephone: (604) 718-2800 Fax (604) 718-2808	UNBRIDLED ENERGY CORPORATION TSX-V Symbol: UNE Suite 301, 2100 Georgetown Drive Sewickley, PA 15143 Telephone: (724) 934 2340 Fax (724) 934 2355

Altima Resources Ltd. and Unbridled Energy Corporation Proceeding with Formal Business Combination

December 9, 2009 - Vancouver, British Columbia – Altima Resources Ltd. ("Altima") and Unbridled Energy Corporation ("Unbridled") (Altima and Unbridled are collectively referred to as the "Companies") announce that, in connection with their ongoing transaction preparations, they have executed a formal Business Combination Agreement that supersedes the letter agreement first announced in their joint new release of August 31, 2009.  The Business Combination Agreement sets out in greater detail the formal terms and conditions for the acquisition of Unbridled by Altima through a one-for-one shares exchange (the “Transaction”).

The parties are well into the process of preparing a formal information circular describing the Transaction that that parties expect will be delivered to Unbridled shareholders in the latter half of December 2009.  Unbridled expects to hold a special meeting of its shareholders in January 2010 at which time it will seek shareholder approval of the Transaction. The approval of Altima shareholders is not expected to be required in order to complete the Transaction.

The Transaction remains subject to a number of conditions, including the finalization of formal documentation, receipt by each of Altima’s and Unbridled’s Board of Directors of an independent fairness opinion regarding the transaction, receipt of Court approval, regulatory approval (including the acceptance of the TSX Venture Exchange), and the approval of the shareholders of Unbridled of the Transaction, and other customary conditions.

Further information regarding the Transaction will be included in subsequent shareholder material, including a detailed proxy circular. Unbridled and Altima will keep their shareholders updated on the progress of the Transaction as developments warrant.

ON BEHALF OF THE COMPANIES

Altima Resources Ltd. "Richard Switzer" Richard W. Switzer, President Email: pubco@altimaresources.com	Unbridled Energy Corporation "J. Michael Scureman" J. Michael Scureman, Chief Executive Officer Email: mikes@unbridledenergy.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION: This news release includes certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and within the meaning of applicable Canadian provincial securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the terms and conditions of the proposed Transaction. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic, competitive, political and social uncertainties; delay or failure to receive board, shareholder or regulatory approvals. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Unbridled and Altima disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.